Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

November 3, 2011

Exhibit 99.1

CONTACT | Media:
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NYSE Euronext Announces Third Quarter 2011 Financial Results

- Third Quarter GAAP Diluted EPS Up 56% Versus Prior Year to $0.76 -

- Diluted EPS Up 54% to $0.71 Excluding Merger Expenses, Exit Costs and Discrete Tax Benefit -

- Net Revenue Up 18% to $704 Million, Highest Level of Net Revenue Generation Since Third Quarter 2008 -

- Global Leader for IPOs Year-to-Date -

- $100 Million Stock Buy-Back Plan Previously Announced -

Financial and Operating Highlights1, 2

•	Diluted EPS of $0.71 vs. $0.46, up 54% vs. 3Q10

•	Net revenue of $704 million, up 18% vs. 3Q10, including $23 million positive FX impact

•	Fixed operating expenses of $416 million, down 5% on a constant dollar/portfolio basis vs. 3Q10

•	Operating income of $288 million, up 60% vs. 3Q10, including $13 million positive FX impact

•	Operating margin increases to 41% on continued strong cost discipline

•	Debt-to-EBITDA ratio declines to 1.6 times

•	Board declares third quarter 2011 cash dividend of $0.30 per share

[1]	All comparisons versus 3Q10 unless otherwise stated. Excludes merger expenses, exit costs and discrete tax items.
[2]	A full reconciliation of our non-GAAP results to our GAAP results is included in the attached tables. See also our statement on non-GAAP financial measures at the end of this earnings release.

NEW YORK – November 3, 2011 – NYSE Euronext (NYX) today reported net income of $200 million, or $0.76 per diluted share, for the third quarter of 2011, compared to net income of $128 million, or $0.49 per diluted share, for the third quarter of 2010. Results for the third quarter of 2011 and 2010 include $29 million and $25 million, respectively, of pre-tax merger expenses and exit costs. The $29 million in merger expenses and exit costs in the third quarter of 2011 included $19 million related to the proposed merger with Deutsche Boerse AG. In the third quarter of 2011, our GAAP effective tax rate included a discrete deferred tax benefit of approximately $40 million related to the enacted reduction in the corporate tax rate from 27% to 25% in the United Kingdom. Excluding merger expenses, exit costs and discrete tax items, net income in the third quarter of 2011 was $186 million, or $0.71 per diluted share, compared to $121 million, or $0.46 per diluted share, in the third quarter of 2010.

“Our strong third quarter results benefited from unseasonably strong trading volumes, as well as our continuing business diversification efforts,” said Duncan L. Niederauer, CEO, NYSE Euronext. “Non-trading related net revenue was up $30 million year-over-year, driven by growth in our technology services businesses and the increasing momentum we are experiencing in our global listings franchise.

“We are moving forward with our merger with Deutsche Boerse and have just recently conducted a hearing before the Directorate General for Competition of the European Commission. At the hearing, both companies were able to crystallize the compelling nature of our merger, which will bring significant benefits to customers, regulators and intermediaries. Furthermore, given the strong prospects for growth for investors as a result of our proposed merger and the company’s current valuation, we recently announced a plan to acquire up to $100 million in stock in the fourth quarter, as part of our Board authorized stock buy-back program.”

The table below summarizes the financial results1 for the third quarter of 2011:

	3Q11	2Q11	3Q10	% Δ 3Q11 vs. 3Q10		Year-to-Date		% Δ YTD 11 vs. YTD 10
($ in millions, except EPS)						2011	2010
Total Revenues[2]	$1,258	$1,092	$1,050	20%		$3,498	$3,380	3%

Total Revenues, Less Transaction-Based Expenses[3]	704	661	599	18%		2,044	1,898	8%
Other Operating Expenses[4]	416	419	419	(1%)		1,251	1,253	(0%)

Operating Income[4]	$288	$242	$180	60%		$793	$645	23%
Net Income[4]	$186	$160	$121	54%		$522	$428	22%
Diluted Earnings Per Share[4]	$0.71	$0.61	$0.46	54%		$1.98	$1.64	21%

Operating Margin	41%	37%	30%	11	ppts	39%	34%	5	ppts
Adjusted EBITDA Margin	51%	47%	42%	9	ppts	49%	45%	4	ppts

[1]	A full reconciliation of our non-GAAP results to our GAAP results is included in the attached tables. See also our statement on non-GAAP financial measures at the end of this earnings release.
[2]	Includes activity assessment fees.
[3]	Transaction-based expenses include Section 31 fees, liquidity payments and routing & clearing fees.
[4]	Excludes merger expenses, exit costs, disposal activities and discrete tax items.

“Continued cost discipline during the quarter well-positioned the company to capture the full benefit of higher trading volumes across all venues, with our operating margin increasing to 41% and our incremental margin exceeding 100%, reflecting the strong operating leverage in our model,” Michael S. Geltzeiler, Group Executive Vice President and CFO, NYSE Euronext, commented. “On a constant dollar, constant portfolio basis, our expenses year-to-date are running $53 million, or 4% below the prior year period and we are confident that we will achieve our previously announced full-year 2011 expense guidance of less than $1.650 billion on the same basis.

“Additionally, with over $1 billion in adjusted EBITDA generated in the first 9 months of the year and debt-to-EBITDA level of 1.6 times, our balance sheet continues to strengthen as we prepare for our merger with Deutsche Boerse. As a result of our strong performance and our continuing focus on creating value for our shareholders, we are buying back up to $100 million in stock, on top of the attractive stream of dividends that we expect to pay out to investors in conjunction with our merger.”

THIRD QUARTER 2011 CONSOLIDATED RESULTS

Total revenues, less transaction-based expenses, which include Section 31 fees, liquidity payments and routing and clearing fees (net revenue), was $704 million in the third quarter of 2011, up $105 million, or 18% compared to the third quarter of 2010 and included a $23 million positive impact from currency fluctuations. The $105 million increase in net revenue compared to the third quarter of 2010 was driven by a $75 million, or 27% increase in trading revenue on strong average daily trading volumes (“ADV”) across all trading venues and a $30 million, or 9% increase in non-trading related revenue.

Other operating expenses, excluding merger expenses and exit costs, were $416 million in the third quarter of 2011, down $3 million, or 1% compared to the third quarter of 2010. Excluding the impact of acquisitions, new initiatives and a $10 million negative impact attributable to foreign currency fluctuations, fixed operating expenses were down $21 million, or 5%, compared to the third quarter of 2010.

Based on results through the third quarter of 2011, excluding merger expenses and exit costs, the Company expects to achieve its guidance for full-year 2011 operating expenses of less than $1,650 million on a constant dollar, constant portfolio basis. For the full-year 2011, we anticipate incremental costs from portfolio changes of approximately $28 million (Corporate Board Member, NYSE Blue and Metabit), as well as incremental costs from currency fluctuations of approximately $30 million assuming currency rates remain at year-to-date 2011 averages. Factoring in these portfolio changes and the impact of currency fluctuations, full-year 2011 expenses are expected to be approximately $1,680 million.

Operating income, excluding merger expenses and exit costs, was $288 million, up $108 million, or 60% compared to the third quarter of 2010 and included a $13 million positive impact attributable to foreign currency fluctuations.

Adjusted EBITDA, excluding merger expenses and exit costs, was $360 million, up $111 million, or 45% compared to the third quarter of 2010. Adjusted EBITDA margin was 51% in the third quarter of 2011, compared to 42% in the third quarter of 2010. Year-to-date, the Company has generated over $1.0 billion in adjusted EBITDA, $159 million, or 19% more than the prior year period.

Non-operating income for the third quarter of 2011 and 2010 includes the impact of New York Portfolio Clearing (loss from associates) and NYSE Liffe U.S. (net loss attributable to non-controlling interest). Beginning in the third quarter of 2011, profits generated by NYSE Amex Options are now being shared with our partners (net income attributable to non-controlling interest). The profit attributable to the non-controlling interest related to NYSE Amex Options was $11 million in the third quarter of 2011, based on the sale of a 52.8% stake in the business. During the third quarter of 2011, approximately 10% of the ownership stake held by NYSE Amex Options partners was put-back to NYSE Euronext, reducing the equity stake held by partners to 47.5%.

The effective tax rate for the full-year 2011 was lowered in the third quarter of 2011 from 26.0% to 25.75%, partially as a result of the NYSE Amex Options semi-mutualization, resulting in an effective tax rate (excluding merger expenses, exit costs and discrete tax items) of 25.0% for the third quarter of 2011. The 24.2% effective tax rate in the third quarter of 2010 included the impact of advance tax rulings following the adoption of favorable tax laws in the Netherlands, which lowered the estimated full-year effective tax rate in 2010 from 27.5% to 26.5%.

The weighted average diluted shares outstanding in the third quarter of 2011 was 263 million shares, up from 262 million shares in the third quarter of 2010.

At September 30, 2011, total debt of $2.1 billion was $0.3 billion below December 31, 2010 levels driven primarily by lower commercial paper outstanding. Cash, cash equivalents and short term financial investments (including $37 million related to Section 31 fees collected from market participants and due to the SEC) were $0.4 billion and net debt was $1.7 billion at the end of the third quarter 2011.

The ratio of debt-to-EBITDA in the third quarter of 2011 declined to 1.6 times, the lowest level since the establishment of NYSE Euronext in April 2007.

Total capital expenditures in the third quarter of 2011 were $49 million, compared to $82 million in the third quarter of 2010. Through the first three quarters of 2011, capital expenditures were $116 million compared to $244 million in 2010 and are now expected to be well below the full-year 2011 guidance of less than $200 million.

Headcount as of September 30, 2011, which includes incremental hires for our growing technology services business and 36 new employees from the Metabit acquisition, was 3,074 up 3% from June 30, 2011 and up 2% from September 30, 2010 levels.

The Board of Directors declared a cash dividend of $0.30 per share for the third quarter of 2011. The third quarter 2011 dividend is payable on December 30, 2011 to shareholders of record as of the close of business on December 15, 2011. The anticipated ex-date will be December 13, 2011.

THIRD QUARTER 2011 SEGMENT RESULTS

Below is a summary of business segment results:

	Derivatives			Cash Trading & Listings			Info. Svcs. & Tech. Solutions
($ in millions)	Net Revenue[1]	Operating Income[2]	Adjusted EBITDA[2]	Net Revenue[1]	Operating Income[2]	Adjusted EBITDA[2]	Net Revenue[1]	Operating Income[2]	Adjusted EBITDA[2]
3Q11	$226	$129	$140	$353	$155	$202	$125	$31	$45
2Q11	$213	$112	$126	$327	$128	$174	$122	$36	$46
3Q10	$188	$93	$108	$298	$101	$145	$113	$24	$34

YTD 2011	$675	$387	$427	$1,008	$408	$547	$363	$95	$128
YTD 2010	$638	$363	$406	$931	$333	$465	$330	$61	$87

[1]	Net revenue defined as total revenues less transaction-based expenses including Section 31 fees, liquidity payments and routing & clearing fees.
[2]	Excludes merger expenses and exit costs.

DERIVATIVES

Derivatives net revenue of $226 million in the third quarter of 2011 increased $38 million, or 20% compared to the third quarter of 2010 and included an $8 million positive impact from currency fluctuations. The $38 million increase in derivatives net revenue compared to the third quarter of 2010, was driven by higher trading volumes across both European and U.S. derivatives trading venues.

•	Global derivatives ADV in the third quarter of 2011 was 9.3 million contracts, an increase of 33% compared to the third quarter of 2010.

•

NYSE Euronext European derivatives products ADV in the third quarter of 2011 of 4.4 million contracts increased 14% compared to the third quarter of 2010, but decreased 18% from second quarter of 2011 levels, which benefited from seasonally strong individual equity futures through Bclear, NYSE Liffe’s trade administration and clearing service for OTC products. Excluding Bclear, European derivatives products ADV in the third quarter of 2011 increased 11% compared to the second quarter of 2011. The average net rate per contract for individual equity futures contracts is significantly lower than other products traded on NYSE Liffe.

•

U.S. equity options ADV in the third quarter of 2011 increased 53% to 4.9 million contracts compared to the third quarter of 2010 and increased 20% from the second quarter of 2011. NYSE Euronext’s U.S. equity options exchanges accounted for 26% of total consolidated U.S. equity options trading in the third quarter of 2011, in-line with the third quarter of 2010 and the second quarter of 2011.

•

NYSE Liffe U.S. continues to experience increased client participation and diversification across both interest rate and MSCI equity index product areas. Since the launch of interest rate products in March of 2011, approximately 11 million interest rate contracts have been traded. In the third quarter of 2011, open interest of 670,000 contracts in Eurodollars represented approximately 7% market share and open interest in U.S. treasury futures has increased to over 53,000 contracts, double the levels registered at the end of the second quarter of 2011.

•

After the successful migration to NYSE Liffe U.S. of the flagship MSCI Emerging Markets and MSCI EAFE indices in June of 2011, approximately 750,000 MSCI-based futures contracts traded over the exchange in the third quarter of 2011. Open interest as of September 30, 2011 was over 100,000 contracts, up approximately 50% since the consolidation of open interest on NYSE Liffe U.S.

CASH TRADING AND LISTINGS

Cash Trading and Listings net revenue of $353 million in the third quarter of 2011 increased $55 million, or 18% compared to the third quarter of 2010 and included an $11 million positive impact from currency fluctuations. The $55 million increase in net revenue compared to the third quarter of 2010, was primarily driven by higher trading volumes across both European and U.S. cash equities trading venues.

•

European cash ADV of 1.9 million transactions in the third quarter of 2011 increased 40% from 1.4 million transactions in the third quarter of 2010. European cash market share (value traded) in NYSE Euronext’s four core markets was 66% in the third quarter of 2011, down from 73% in the third quarter of 2010 and down from 71% in the second quarter of 2011. The decline in European cash market share in the third quarter of 2011 was driven by higher levels of participation by global trading firms trading on alternative European trading venues.

•

In the U.S., cash trading ADV increased 9% to 2.6 billion shares traded from 2.4 billion in the third quarter of 2010. Tape A matched market share was 36% in the third quarter of 2011, down from 38% in the third quarter of 2010, but up from 35% in the second quarter of 2011 levels.

•

NYSE Euronext led the global market for listing initial public offerings (IPOs) through the third quarter of 2011 with $28.7 billion in total capital raised from 84 IPOs on its European and U.S. markets, more than any exchange group in the world. During the most recent quarter, the New York Stock Exchange (NYSE) led the U.S. IPO market, with 11 IPOs raising $3.2 billion, or 65% of total proceeds raised from IPOs in the U.S.

•

NYSE has steadily captured share in technology-based IPOs. NYSE has listed 17 out of 35, or 49% of the tech IPOs year-to-date, up from 44% in 2010. LinkedIn, Active Network, Fusion-io and Pandora’s offerings came amid a recent fervor for high-profile tech IPOs.

•

The NYSE has welcomed 9 transfers with total market capitalization of $15.0 billion thus far in 2011, and lost none. SuccessFactors Inc. transferred to the NYSE and cross-listed on the European markets of NYSE Euronext. In addition, Level 3 Communications Inc. transferred to the NYSE on October 20, 2011. This follows the recent trend for transfers, with 44 companies having transferred to the NYSE since 2007.

INFORMATION SERVICES AND TECHNOLOGY SOLUTIONS

Information Services and Technology Solutions revenue was $125 million in the third quarter of 2011, an increase of $12 million, or 11% compared to the third quarter of 2010 and included a $4 million positive impact from currency fluctuations. The $12 million increase in revenue compared to the third quarter of 2010, was primarily driven by higher connectivity revenue related to our data centers in Mahwah and Basildon.

•	The Information Services and Technology Solutions segment achieved its highest level of quarterly revenue generation with an operating margin of 25%.

•

NYSE Technologies is continuing to work with several tier 1 global banks on potential managed services projects designed to significantly reduce bank technology costs through the outsourcing of their trading infrastructure.

•

NYSE Technologies is currently in the process of establishing three new regional liquidity hubs in Latin America, Toronto and Tokyo for clients to access our markets through the Secured Financial Transaction Infrastructure (SFTI) network.

•

The acquisition of Metabit, a leading Tokyo based provider of high-performance market access products throughout Japan and Asia, was closed and the business fully-integrated with NYSE Technologies in the third quarter of 2011. Metabit will help NYSE Technologies accelerate growth in Asia.

•	The MTF business continues to generate demand for platform hosting, liquidity solutions and market data.

# # #

The accompanying tables include information integral to assessing the Company’s financial performance.

Analyst/Investor/Media Call: November 3, 2011 at 8:00 a.m. (NY/EDT)/1:00 p.m. (Paris/CET)

A presentation and live audio webcast of the third quarter 2011 earnings conference call will be available on the Investor Relations section of NYSE Euronext’s website, http://www.nyseeuronext.com/ir. Those wishing to listen to the live conference via telephone should dial-in at least ten minutes before the call begins. An audio replay of the conference call will be available approximately one hour after the call on the Investor Relations section of NYSE Euronext’s website, http://www.nyseeuronext.com/ir or by dial-in beginning approximately two hours following the conclusion of the live call.

Live Dial-in Information:

United States: 800.599.9829

International: 617.847.8703

Passcode: 69094463

Replay Dial-in Information:

United States: 888.286.8010

International: 617.801.6888

Passcode: 38890823

Non-GAAP Financial Measures

To supplement NYSE Euronext’s consolidated financial statements prepared in accordance with GAAP and to better reflect period-over-period comparisons, NYSE Euronext uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to (i) present the effects of certain merger expenses, exit costs, disposal activities and discrete tax items, and (ii) improve overall understanding of NYSE Euronext’s current financial performance and its prospects for the future. Specifically, NYSE Euronext believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance. The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release.

NYSE Euronext Earnings News Release with Tables and Operating Data

About NYSE Euronext

NYSE Euronext (NYX) is a leading global operator of financial markets and provider of innovative trading technologies. The company’s exchanges in Europe and the United States trade equities, futures, options, fixed-income and exchange-traded products. With approximately 8,000 listed issues (excluding European Structured Products), NYSE Euronext’s equities markets – the New York Stock Exchange, NYSE Euronext, NYSE Amex, NYSE Alternext and NYSE Arca – represent one-third of the world’s equities trading, the most liquidity of any global exchange group. NYSE Euronext also operates NYSE Liffe, one of the leading European derivatives businesses and the world’s second-largest derivatives business by value of trading. The company offers comprehensive commercial technology, connectivity and market data products and services through NYSE Technologies. NYSE Euronext is in the S&P 500 index, and is the only exchange operator in the Fortune 500. For more information, please visit: http://www.nyx.com.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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CONTACT: Investor Relations

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NYSE Euronext

Condensed consolidated statements of income (unaudited)

(in millions, except per share data)

	Three months ended			Nine months ended September 30,
	Sept. 30, 2011	June 30, 2011	Sept. 30, 2010	2011	2010
Revenues
Transaction and clearing fees	$904	$742	$726	$2,461	$2,415
Market data	93	92	94	281	278
Listing	113	112	105	334	315
Technology services	92	89	82	263	236
Other revenues	56	57	43	159	136

Total revenues	1,258	1,092	1,050	3,498	3,380
Transaction-based expenses:
Section 31 fees	109	89	77	287	239
Liquidity payments, routing and clearing	445	342	374	1,167	1,243

Total revenues, less transaction-based expenses	704	661	599	2,044	1,898

Other operating expenses
Compensation	160	158	147	480	479
Depreciation and amortization	72	70	69	212	201
Systems and communications	46	45	52	143	151
Professional services	77	73	76	219	200
Selling, general and administrative	61	73	75	197	222
Merger expenses and exit costs	29	18	25	68	70

Total other operating expenses	445	437	444	1,319	1,323

Operating income	259	224	155	725	575
Net interest and investment income (loss)	(29)	(30)	(26)	(88)	(78)
Loss from associates	(2)	(2)	(1)	(5)	(4)
Other (loss) income	(1)	1	—	—	53

Income before income taxes	227	193	128	632	546
Income tax provision	(21)	(43)	(5)	(126)	(119)

Net income	206	150	123	506	427
Net (income) loss attributable to noncontrolling interest	(6)	4	5	2	15

Net income attributable to NYSE Euronext	$200	$154	$128	$508	$442

Basic earnings per share attributable to NYSE Euronext	$0.76	$0.59	$0.49	$1.94	$1.69
Diluted earnings per share attributable to NYSE Euronext	$0.76	$0.59	$0.49	$1.93	$1.69
Basic weighted average shares outstanding	262	262	261	262	261
Diluted weighted average shares outstanding	263	263	262	263	262

We use non-GAAP financial measures of operating performance. Non-GAAP measures do not replace and are not superior to the presentation of our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.

	Three months ended			Nine months ended September 30,
Non-GAAP Reconciliation	Sept. 30, 2011	June 30, 2011	Sept. 30, 2010	2011	2010
Income before income taxes - GAAP	$227	$193	$128	$632	$546
Excluding:
Net gain on disposal activities	—	—	—	—	(54)
Merger expenses and exit costs	29	18	25	68	70

Income before income taxes - as adjusted	256	211	153	700	562
Income tax provision	(64)	(55)	(37)	(180)	(149)

Net income - as adjusted	192	156	116	520	413
Net (income) loss attributable to noncontrolling interest	(6)	4	5	2	15

Net income attributable to NYSE Euronext - as adjusted	$186	$160	$121	$522	$428

Diluted earnings per share attributable to NYSE Euronext - as adjusted	$0.71	$0.61	$0.46	$1.98	$1.64

NYSE Euronext

Segment Results (unaudited)

(in millions)

		Three months ended					Three months ended
		September 30, 2011					September 30, 2010
		Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Corporate and Eliminations	Consolidated	Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Corporate and Eliminations	Consolidated
Revenues
Transaction and clearing fees		$288	$616	$—	$—	$904	$223	$503	$—	$—	$726
Market data		11	49	33	—	93	11	52	31	—	94
Listing		—	113	—	—	113	—	105	—	—	105
Technology services		—	—	92	—	92	—	—	82	—	82
Other revenues		9	47	—	—	56	9	34	—	—	43

Total revenues		308	825	125	—	1,258	243	694	113	—	1,050
Transaction-based expenses:
Section 31 fees		—	109	—	—	109	—	77	—	—	77
Liquidity payments, routing and clearing		82	363	—	—	445	55	319	—	—	374

Total revenues, less transaction-based expenses		226	353	125	—	704	188	298	113	—	599
Depreciation and amortization	[a]	11	47	14	—	72	15	44	10	—	69
Merger expenses and exit costs (M&E)	[b]	1	6	2	20	29	5	15	5	—	25
Other operating expenses		86	151	80	27	344	80	153	79	38	350

Operating income - GAAP	[c]	$128	$149	$29	$(47)	$259	$88	$86	$19	$(38)	$155

Operating income excluding M&E	[c] + [b]	$129	$155	$31	$(27)	$288	$93	$101	$24	$(38)	$180

Adjusted EBITDA	[c] + [a] + [b]	$140	$202	$45	$(27)	$360	$108	$145	$34	$(38)	$249

Operating margin excluding M&E		57%	44%	25%	N/M	41%	49%	34%	21%	N/M	30%
Adjusted EBITDA margin		62%	57%	36%	N/M	51%	57%	49%	30%	N/M	42%

		Nine months ended					Nine months ended
		September 30, 2011					September 30, 2010
		Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Corporate and Eliminations	Consolidated	Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Corporate and Eliminations	Consolidated
Revenues
Transaction and clearing fees		$825	$1,636	$—	$—	$2,461	$783	$1,632	$—	$—	$2,415
Market data		35	147	99	—	281	35	149	94	—	278
Listing		—	334	—	—	334	—	315	—	—	315
Technology services		—	—	264	(1)	263	—	—	236	—	236
Other revenues		31	129	—	(1)	159	28	109	—	(1)	136

Total revenues		891	2,246	363	(2)	3,498	846	2,205	330	(1)	3,380
Transaction-based expenses:
Section 31 fees		—	287	—	—	287	—	239	—	—	239
Liquidity payments, routing and clearing		216	951	—	—	1,167	208	1,035	—	—	1,243

Total revenues, less transaction-based expenses		675	1,008	363	(2)	2,044	638	931	330	(1)	1,898
Depreciation and amortization	[a]	40	139	33	—	212	43	132	26	—	201
Merger expenses and exit costs (M&E)	[b]	3	11	4	50	68	13	41	15	1	70
Other operating expenses		248	461	235	95	1,039	232	466	243	111	1,052

Operating income - GAAP	[c]	$384	$397	$91	$(147)	$725	$350	$292	$46	$(113)	$575

Operating income excluding M&E	[c] + [b]	$387	$408	$95	$(97)	$793	$363	$333	$61	$(112)	$645

Adjusted EBITDA	[c] + [a] + [b]	$427	$547	$128	$(97)	$1,005	$406	$465	$87	$(112)	$846

Operating margin excluding M&E		57%	40%	26%	N/M	39%	57%	36%	18%	N/M	34%
Adjusted EBITDA margin		63%	54%	35%	N/M	49%	64%	50%	26%	N/M	45%

N/M = Not meaningful

We use non-GAAP financial measures of operating performance. Non-GAAP measures do not replace and are not superior to the presentation of our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.

NYSE Euronext

Fixed operating expenses (unaudited)

(in millions)

Fixed operating expenses for the three months ended September 30, 2011 - GAAP	$445
Less:
Merger expenses and exit costs	(29)

	$416
Excluding the impact of:
Currency translation	(10)
Acquisitions and new business initiatives	(8)	*

Fixed operating expenses for the three months ended September 30, 2011 - as adjusted	$398		[a]

Fixed operating expenses for the three months ended September 30, 2010 - GAAP	$444
Less:
Merger expenses and exit costs	(25)

	$419		[b]

Variance ($)	$(21)		[a] - [b] = [c]

Variance (%)	-5%		[c] / [b]

Fixed operating expenses for the nine months ended September 30, 2011 - GAAP	$1,319
Less:
Merger expenses and exit costs	(68)

	$1,251
Excluding the impact of:
Currency translation	(28)
Acquisitions and new business initiatives	(23)	*

Fixed operating expenses for the nine months ended September 30, 2011 - as adjusted	$1,200		[a]

Fixed operating expenses for the nine months ended September 30, 2010 - GAAP	$1,323
Less:
Merger expenses and exit costs	(70)

	$1,253		[b]

Variance ($)	$(53)		[a] - [b] = [c]

Variance (%)	-4%		[c] / [b]

*	Includes the contribution of APX, Corporate Board Member and new business initiatives.

We use non-GAAP financial measures of operating performance. Non-GAAP measures do not replace and are not superior to the presentation of our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.

NYSE Euronext

Condensed consolidated statements of financial condition (unaudited)

(in millions)

	September 30, 2011	December 31, 2010
Assets
Current assets:
Cash, cash equivalents and short term financial investments	$370	$379
Accounts receivable, net	489	526
Deferred income taxes	70	120
Other current assets	194	149

Total current assets	1,123	1,174

Property and equipment, net	974	1,021
Goodwill	4,091	4,050
Other intangible assets, net	5,839	5,837
Deferred income taxes	564	633
Other assets	635	663

Total assets	$13,226	$13,378

Liabilities and equity
Accounts payable and accrued expenses	$780	$910
Deferred revenue	244	176
Short term debt	31	366
Deferred income taxes	24	2

Total current liabilities	1,079	1,454

Long term debt	2,084	2,074
Deferred income taxes	1,941	2,007
Accrued employee benefits	440	499
Deferred revenue	376	366
Other liabilities	63	134

Total liabilities	5,983	6,534

Redeemable noncontrolling interest	256	—

Equity	6,987	6,844

Total liabilities and equity	$13,226	$13,378

NYSE Euronext

Selected Statistical Data:

Volume Summary

	Average Daily Volume					Total Volume					Total Volume
(Unaudited)	3Q11	2Q11	% Δ 3Q11 vs. 2Q11	3Q10	% Δ 3Q11 vs. 3Q10	3Q11	2Q11	% Δ 3Q11 vs. 2Q11	3Q10	% Δ 3Q11 vs. 3Q10	YTD 2011	YTD 2010	% Δ
Number of Trading Days - European Markets	66	63		66		66	63		66		193	192
Number of Trading Days - U.S. Markets	64	63		64		64	63		64		189	188

European Derivatives Products (contracts in thousands)	4,349	5,294	-17.9%	3,828	13.6%	287,064	333,522	-13.9%	252,695	13.6%	917,114	975,899	-6.0%
of which Bclear	826	2,125	-61.1%	845	-2.2%	54,508	133,874	-59.3%	55,746	-2.2%	237,718	284,009	-16.3%
Avg. Net Rate Per Contract (ex. Bclear)	$0.679	$0.741	-8.4%	$0.670	1.3%	$0.679	$0.741	-8.4%	$0.670	1.3%	$0.702	$0.658	6.4%
Avg. Net Rate Per Contract (ex. Bclear) - Currency Neutral	$0.679	$0.732	-7.2%	$0.696	-2.4%	$0.679	$0.732	-7.2%	$0.696	-2.4%

Total Interest Rate Products[1]	2,347	2,147	9.4%	1,952	20.3%	154,927	135,231	14.6%	128,787	20.3%	462,950	467,703	-1.0%

Short Term Interest Rate Products	2,198	2,006	9.6%	1,842	19.3%	145,086	126,347	14.8%	121,540	19.4%	435,804	445,381	-2.2%
Medium and Long Term Interest Rate Products	149	141	5.7%	110	35.6%	9,841	8,884	10.8%	7,247	35.8%	27,146	22,322	21.6%

Total Equity Products[2]	1,923	3,063	-37.2%	1,795	7.2%	126,943	192,980	-34.2%	118,533	7.1%	438,033	496,067	-11.7%

Individual Equity Products	1,250	2,535	-50.7%	1,246	0.3%	82,515	159,703	-48.3%	82,269	0.3%	323,229	376,046	-14.0%
Futures	658	1,984	-66.8%	696	-5.5%	43,421	124,971	-65.3%	45,965	-5.5%	205,169	242,981	-15.6%
Options	592	551	7.4%	550	7.7%	39,094	34,731	12.6%	36,305	7.7%	118,060	133,065	-11.3%
Equity Index Products	673	528	27.4%	549	22.6%	44,428	33,277	33.5%	36,264	22.5%	114,805	120,021	-4.3%

of which Bclear	826	2,125	-61.1%	845	-2.2%	54,508	133,874	-59.3%	55,746	-2.2%	237,718	284,009	-16.3%
Individual Equity Products	733	2,053	-64.3%	768	-4.5%	48,400	129,324	-62.6%	50,697	-4.5%	221,876	265,069	-16.3%
Futures	635	1,959	-67.6%	685	-7.3%	41,901	123,429	-66.1%	45,223	-7.3%	201,767	242,099	-16.7%
Options	98	94	5.2%	83	18.7%	6,499	5,895	10.2%	5,475	18.7%	20,109	22,969	-12.5%
Equity Index Products	93	72	28.1%	76	21.0%	6,108	4,551	34.2%	5,048	21.0%	15,841	18,940	-16.4%

Commodity Products	79	84	-6.3%	81	-2.5%	5,193	5,312	-2.2%	5,375	-3.4%	16,131	12,128	33.0%

U.S. Derivatives Products (contracts in thousands)
Avg. Net Rate Per Contract (ex. Liffe U.S. volumes)	$0.154	$0.165	-6.7%	$0.171	-9.9%	$0.154	$0.165	-6.7%	$0.171	-9.9%	$0.161	$0.172	-6.4%

Equity Options Contracts[3]	4,866	4,052	20.1%	3,189	52.6%	311,430	255,306	22.0%	204,078	52.6%	840,169	687,388	22.2%
Total Consolidated Options Contracts	18,477	15,759	17.3%	12,484	48.0%	1,182,554	992,810	19.1%	798,990	48.0%	3,248,325	2,642,003	22.9%

Share of Total Consolidated Options Contracts	26.3%	25.7%		25.5%		26.3%	25.7%		25.5%		25.9%	26.0%

NYSE Liffe U.S.

Futures and Futures Options Volume*	117.8	93.4	26.1%	10.7	1001.0%	7,775.5	5,980.7	30.0%	684.8	1035.4%	15,100.6	3,122.6	383.6%

European Cash Products (trades in thousands)	1,907	1,540	23.9%	1,364	39.8%	125,891	96,999	29.8%	90,023	39.8%	338,267	284,732	18.8%
Avg. Net Revenue Per Transaction	$0.635	$0.742	-14.4%	$0.655	-3.1%	$0.635	$0.742	-14.4%	$0.655	-3.1%	$0.677	$0.699	-3.1%
Avg. Net Revenue Per Transaction - Currency Neutral	$0.635	$0.727	-12.7%	$0.716	-11.3%	$0.635	$0.727	-12.7%	$0.716	-11.3%

Equities	1,832	1,482	23.6%	1,310	39.8%	120,893	93,350	29.5%	86,444	39.9%	325,084	273,348	18.9%
Exchange-Traded Funds	25	16	51.8%	16	55.4%	1,641	1,032	59.0%	1,059	54.9%	3,988	3,432	16.2%
Structured Products	46	36	26.8%	33	40.1%	3,052	2,298	32.9%	2,197	38.9%	8,223	6,844	20.1%
Bonds	5	5	-8.9%	5	-7.6%	305	319	-4.5%	323	-5.6%	972	1,108	-12.3%

U.S. Cash Products (shares in millions)	2,608	2,075	25.7%	2,396	8.8%	166,914	130,722	27.7%	153,359	8.8%	440,850	511,225	-13.8%
Avg. Net Fee Per 100 Shares Handled	$0.0383	$0.0390	-1.8%	$0.0320	19.7%	$0.0383	$0.0390	-1.8%	$0.0320	19.7%	$0.0381	$0.0311	22.5%

NYSE Listed (Tape A) Issues [4]

Handled Volume [5]	1,806	1,461	23.6%	1,720	5.0%	115,591	92,072	25.5%	110,058	5.0%	311,061	370,774	-16.1%
Matched Volume [6]	1,717	1,384	24.0%	1,625	5.7%	109,900	87,216	26.0%	104,021	5.7%	294,921	347,375	-15.1%
Total NYSE Listed Consolidated Volume	4,801	3,935	22.0%	4,275	12.3%	307,295	247,909	24.0%	273,580	12.3%	838,416	949,963	-11.7%

Share of Total Consolidated Volume
Handled Volume [5]	37.6%	37.1%		40.2%		37.6%	37.1%		40.2%		37.1%	39.0%
Matched Volume [6]	35.8%	35.2%		38.0%		35.8%	35.2%		38.0%		35.2%	36.6%

NYSE Arca & Amex (Tape B) Listed Issues

Handled Volume [5]	469	335	40.1%	352	33.2%	30,007	21,085	42.3%	22,524	33.2%	72,582	76,244	-4.8%
Matched Volume [6]	423	301	40.5%	320	32.2%	27,094	18,976	42.8%	20,499	32.2%	65,340	68,405	-4.5%
Total NYSE Arca & Amex Listed Consolidated Volume	1,798	1,287	39.7%	1,292	39.2%	115,086	81,111	41.9%	82,696	39.2%	279,949	288,405	-2.9%

Share of Total NYSE Arca & NYSE Amex Listed Consolidated Volume
Handled Volume [5]	26.1%	26.0%		27.2%		26.1%	26.0%		27.2%		25.9%	26.4%
Matched Volume [6]	23.5%	23.4%		24.8%		23.5%	23.4%		24.8%		23.3%	23.7%

Nasdaq Listed Issues (Tape C)

Handled Volume [5]	333	279	19.2%	325	2.6%	21,316	17,597	21.1%	20,777	2.6%	57,208	64,206	-10.9%
Matched Volume [6]	292	237	23.5%	280	4.4%	18,719	14,924	25.4%	17,933	4.4%	49,214	54,021	-8.9%
Total Nasdaq Listed Consolidated Volume	2,183	1,996	9.3%	2,020	8.0%	139,681	125,745	11.1%	129,308	8.0%	392,592	431,299	-9.0%

Share of Total Nasdaq Listed Consolidated Volume
Handled Volume [5]	15.3%	14.0%		16.1%		15.3%	14.0%		16.1%		14.6%	14.9%
Matched Volume [6]	13.4%	11.9%		13.9%		13.4%	11.9%		13.9%		12.5%	12.5%

Exchange-Traded Funds [5,7]

Handled Volume [5]	455	309	47.4%	344	32.2%	29,119	19,446	49.7%	22,034	32.2%	68,122	73,607	-7.5%
Matched Volume [6]	410	277	48.0%	313	31.1%	26,271	17,468	50.4%	20,037	31.1%	61,281	66,172	-7.4%
Total ETF Consolidated Volume	1,783	1,210	47.3%	1,287	38.5%	114,109	76,252	49.6%	82,366	38.5%	267,573	285,403	-6.2%

Share of Total ETF Consolidated Volume
Handled Volume [5]	25.5%	25.5%		26.8%		25.5%	25.5%		26.8%		25.5%	25.8%
Matched Volume [6]	23.0%	22.9%		24.3%		23.0%	22.9%		24.3%		22.9%	23.2%

[1]	Data includes currency products.
[2]	Includes trading activities for Bclear, NYSE Liffe’s service for Equity OTC derivatives.

[3]	Includes trading in U.S. equity options contracts, not equity-index options.
[4]	Includes all volume executed in NYSE Group crossing sessions.
[5]

Represents the total number of shares of equity securities and ETFs internally matched on the NYSE Group’s exchanges or routed to and executed at an external market center. NYSE Arca routing includes odd-lots.

[6]	Represents the total number of shares of equity securities and ETFs executed on the NYSE Group’s exchanges.
[7]	Data included in previously identified categories.
*	Includes trading from Interest rate futures over NYSE Liffe U.S. for 9 trading days in 1Q11. ADVs calculated with the appropriate number of NYSE Liffe U.S. trading days.

Source: NYSE Euronext, Options Clearing Corporation and Consolidated Tape as reported for equity securities.

All trading activity is single-counted, except European cash trading which is double counted to include both buys and sells.

NYSE Euronext

Selected Statistical Data:

Other Operating Statistics

	Three Months Ended
(Unaudited)	Sept. 30, 2011	June 30, 2011	Sept. 30, 2010
NYSE Euronext Listed Issuers

NYSE Listed Issuers

Issuers listed on U.S. Markets[1]	2,948	2,956	2,928
Number of new issuer listings[1]	78	155	31
Capital raised in connection with new listings ($millions)[2]	$2,199	$11,709	$3,650

Euronext Listed Issuers

Issuers listed on Euronext[1]	947	964	995
Number of new issuer listings[3]	17	20	21
Capital raised in connection with new listings ($millions)[2]	$107	$72	$58

NYSE Euronext Market Data

NYSE Market Data[4]

Share of Tape A revenues (%)	44.5%	45.8%	50.3%
Share of Tape B revenues (%)	30.0%	30.2%	33.1%
Share of Tape C revenues (%)	18.7%	18.4%	21.8%
Professional subscribers (Tape A)	374,784	383,606	381,658

Euronext Market Data

Number of terminals	231,474	231,544	239,098

NYSE Euronext Operating Expenses

NYSE Euronext employee headcount

NYSE Euronext headcount	3,074	2,988	3,030

NYSE Euronext Financial Statistics

NYSE Euronext foreign exchange rate

Average €/US$ exchange rate	$1.414	$1.439	$1.292
Average £/US$ exchange rate	$1.611	$1.631	$1.550

[1]

Figures for NYSE listed issuers include listed operating companies, special-purpose acquisition companies and closed-end funds listed on the NYSE and NYSE Amex and do not include NYSE Arca or structured products listed on the NYSE. There were 1,328 ETFs and 2 operating companies exclusively listed on NYSE Arca as of September 30, 2011. There were 457 corporate structured products listed on the NYSE as of September 30, 2011. Figures for new issuer listings include NYSE new listings (including new operating companies, special-purpose acquisition companies and closed-end funds listing on NYSE) and new ETP listings on NYSE Arca (NYSE Amex is excluded). Figures for Euronext present the operating companies were listed on Euronext and do not include NYSE Alternext, Free Market, closed-end funds, ETFs and structured product (warrants and certificates). As of September 30, 2011, 181 companies were listed on NYSE Alternext, 265 on Free Market and 678 ETFs were listed on NextTrack.

[2]

Euronext figures show capital raised in millions of dollars by operating companies listed on Euronext, NYSE Alternext and Free Market and do not include closed-end funds, ETFs and structured products (warrants and certificates). NYSE figures show capital raised in millions of dollars by operating companies listed on NYSE and NYSE Arca and do not include closed-end funds, ETFs and structured products.

[3]	Euronext figures include operating companies listed on Euronext, NYSE Alternext and Free Market and do not include closed-end funds, ETFs and structured products (warrants and certificates).
[4]

“Tape A” represents NYSE listed securities, “Tape B” represents NYSE Arca and NYSE Amex listed securities, and “Tape C” represents Nasdaq listed securities. Per Regulation NMS, as of April 1, 2007, share of revenues is derived through a formula based on 25% share of trading, 25% share of value traded, and 50% share of quoting, as reported to the consolidated tape. Prior to April 1, 2007, share of revenues for Tape A and B was derived based on number of trades reported to the consolidated tape, and share of revenue for Tape C was derived based on an average of share of trades and share of volume reported to the consolidated tape. The consolidated tape refers to the collection and dissemination of market data that multiple markets make available on a consolidated basis. Share figures exclude transactions reported to the FINRA/NYSE Trade Reporting Facility.

Source: NYSE Euronext, Options Clearing Corporation and Consolidated Tape as reported for equity securities.